UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

February 29, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). HealthCare Royalty GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Healthcare Royalty Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Todd C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarke B. Futch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Christopher A. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael G. Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,355,402
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,355,402
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,355,402
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 19249H103

Item 1.	(a)	Name of Issuer

Coherus BioSciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

333 Twin Dolphin Drive
Suite 600
Redwood City, CA 94065

Item 2.	(a)	Name of Person Filing

HealthCare Royalty Partners III, L.P.
HealthCare Royalty GP III, LLC
HealthCare Royalty Management, LLC
Todd C. Davis
Clarke B. Futch
Christopher A. White
Michael G. Carter

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of the reporting persons is:
300 Atlantic Street, Suite 600
Stamford, CT 06901

	(c)	Citizenship:

The place of organization of HealthCare Royalty Partners III, L.P., HealthCare Royalty GP III, LLC and HealthCare Royalty Management, LLC is Delaware. Messrs. Davis, Futch, White are each citizens of the United States, and Mr. Carter is a citizen of the United Kingdom.

	(d)	Title of Class of Securities

Common stock, par value $0.0001 per share

	(e)	CUSIP Number

19249H103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

HealthCare Royalty Partners III, L.P.: 3,355,402
HealthCare Royalty GP III, LLC: 3,355,402
HealthCare Royalty Management, LLC: 3,355,402
Todd C. Davis: 3,355,402
Clarke B. Futch: 3,355,402
Christopher A. White: 3,355,402
Michael G. Carter: 3,355,402

CUSIP No. 19249H103

All of the shares of Common Stock beneficially owned or that may be deemed to be beneficially owned by the reporting persons are issuable upon conversion of the Issuer’s 8.2% Convertible Senior Notes due 2022 (the “Notes”). HealthCare Royalty Partners III, L.P. (the “Holder”) entered into a Convertible Note Purchase Agreement with the Issuer, pursuant to which, among other things, the Issuer issued and sold to the Holder $75 million aggregate principal amount of the Notes. The Holder may convert the Notes at the Holder’s option on any day prior to the close of business on the business day immediately preceding March 31, 2022 into shares of Common Stock at an initial conversion rate of 44.7387 shares of Common Stock (plus cash in lieu of any fractional shares) per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of $22.35 per share and is subject to adjustment in certain events described in the aforementioned purchase agreement.

HealthCare Royalty GP III, LLC is the general partner of HealthCare Royalty Partners III, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by HealthCare Royalty Partners III, L.P. HealthCare Royalty Management, LLC is the investment manager of HealthCare Royalty GP III, LLC and therefore may be deemed to beneficially own the shares owned by HealthCare Royalty Partners III, L.P. Todd C. Davis, Clarke B. Futch, Christopher A. White and Michael G. Carter comprise the investment committee that, through HealthCare Royalty Management, LLC, is responsible for the voting and investment decisions relating to the shares beneficially owned by HealthCare Royalty Partners III, L.P. The reporting persons may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. Each of Messrs. Davis, Futch, White and Carter disclaims beneficial ownership of all shares of common stock of the Issuer included in this report, and the filing of this Schedule 13G shall not be construed as an admission that any of Messrs. Davis, Futch, White and Carter is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	Percent of class:

HealthCare Royalty Partners III, L.P.: 7.9%
HealthCare Royalty GP III, LLC: 7.9%
HealthCare Royalty Management, LLC: 7.9%
Todd C. Davis: 7.9%
Clarke B. Futch: 7.9%
Christopher A. White: 7.9%
Michael G. Carter: 7.9%

Percentages based on 39,103,426 outstanding shares of the Issuer’s common stock as of January 31, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, plus 3,355,402 shares of Issuer’s common stock that are subject to the Notes that are convertible at any time at the Holder’s option.

CUSIP No. 19249H103

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0 for all Reporting Persons

(ii) Shared power to vote or to direct the vote:

HealthCare Royalty Partners III, L.P.: 3,355,402
HealthCare Royalty GP III, LLC: 3,355,402
HealthCare Royalty Management, LLC: 3,355,402
Todd C. Davis: 3,355,402
Clarke B. Futch: 3,355,402
Christopher A. White: 3,355,402
Michael G. Carter: 3,355,402

(iii) Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons

(iv) Shared power to dispose or to direct the disposition of:

HealthCare Royalty Partners III, L.P.: 3,355,402
HealthCare Royalty GP III, LLC: 3,355,402
HealthCare Royalty Management, LLC: 3,355,402
Todd C. Davis: 3,355,402
Clarke B. Futch: 3,355,402
Christopher A. White: 3,355,402
Michael G. Carter: 3,355,402

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 19249H103

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 19249H103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

HEALTHCARE ROYALTY PARTNERS III, L.P.

By:	HealthCare Royalty GP III, LLC, its general partner

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

HEALTHCARE ROYALTY GP III, LLC, as general partner of HealthCare Royalty Partners III, L.P.

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

HEALTHCARE ROYALTY MANAGEMENT, LLC, as Investment Manager

By:	/s/ Todd C. Davis
Todd C. Davis
Managing Partner

/s/ Todd C. Davis
Name:	Todd C. Davis
Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Clarke B. Futch
Name:	Clarke B. Futch
Title:	Managing Partner, HealthCare Royalty Management, LLC

/s/ Christopher A. White
Name:	Christopher A. White
Title:	Chief Operating Officer, HealthCare Royalty Management, LLC

/s/ Michael G. Carter
Name:	Michael G. Carter
Title:	Investment Committee Member, HealthCare Royalty Management, LLC

CUSIP No. 19249H103

Exhibit Description

A	Joint Filing Agreement